Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

Company Name	State of Incorporation/ Organization	Country of Incorporation/ Organization
International Medication Systems, Limited	California	United States of America
Armstrong Pharmaceuticals, Inc.	Massachusetts	United States of America
Amphastar Nanjing Pharmaceuticals, Co., Ltd.		China
Amphastar France Pharmaceuticals, S.A.S.		France